I know that Cephalon’s announcement on Tuesday night concerning Valeant Pharmaceuticals’ unsolicited proposal to acquire the Company has left you with many questions.

Currently, we are working with our financial advisors and attorneys to review and consider the proposal, and the Cephalon Board of Directors will meet early next week.

Be assured that we have the right resources and expertise to properly consider and respond to this proposal and that Cephalon's Board of Directors and management are committed to doing what is in the best interests of the Company. We have built this Company by continually adding new compounds, products, and territories in a disciplined fashion, and we intend to continue carrying out a strategy that has been carefully planned with our Board of Directors.

Additionally, the pipeline of new compounds that we have assembled—13 compounds being evaluated in approximately 65 clinical studies taking place in more than 45 countries—is unsurpassed in our history. We have a proven track record with our business model which we believe will ultimately deliver tremendous benefits to patients while providing significant long-term value to our shareholders.

Right now we are in a process that may continue for some time. Please be patient and remain focused on carrying out our strategy to move the Company forward.

We will continue to update you as more information becomes available. In the interim, any calls you may receive from reporters or outside organizations should be directed to Fritz Bittenbender (fbittenb@cephalon.com) or Natalie de Vane (ndevane@cephalon.com).

Thank you,
Kevin

NEWS RELEASE

Cephalon Confirms Receipt of Unsolicited Proposal from Valeant Pharmaceuticals

03/29/2011

FRAZER, Pa., March 29, 2011 /PRNewswire via COMTEX/ -- Cephalon, Inc. (Nasdaq: CEPH) confirmed today that it received an unsolicited proposal from Valeant Pharmaceuticals International, Inc., ("Valeant") on March 18th to acquire the Company for $73 per share and a second unsolicited proposal on March 25th to either acquire the Company for $73 per share or to purchase Cephalon's non-oncology related assets for $2.8 billion. On March 29th, Valeant announced an unsolicited proposal to acquire all of the outstanding shares in the Company for $73 per share.

Upon the receipt of each of Valeant's proposals, Cephalon acted expeditiously to commence an analysis of both alternatives presented by Valeant. The Company advised Valeant that it is working with its financial advisors to review and consider each proposal. In addition, the Company advised Valeant that its Board of Directors would be meeting to consider the proposals and planned to respond to Valeant during the week of April 4th. Copies of the Company's correspondence to Valeant are attached to this announcement.

The Company's Board of Directors intends to consider the unsolicited proposal and will respond in due course. Cephalon's Board of Directors and management are very aware of their fiduciary responsibilities to shareholders and will act in accordance with shareholders' best interests, with the goal of maximizing shareholder value. Cephalon advises shareholders that they need not take any action at this time in response to Valeant's proposal and that they should wait for the response of the Cephalon Board of Directors.

Deutsche Bank Securities Inc. is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as Cephalon's legal counsel.

About Cephalon, Inc.

Cephalon is a global biopharmaceutical company dedicated to discovering, developing and bringing to market medications to improve the quality of life of individuals around the world. Since its inception in 1987, Cephalon has brought first-in-class and best-in-class medicines to patients in several therapeutic areas. Cephalon has the distinction of being one of the world's fastest-growing biopharmaceutical companies, now among the Fortune 1000 and a member of the S&P 500 Index, employing approximately 4,000 people worldwide. The company sells numerous branded and generic products around the world. In total, Cephalon sells more than 150 products in nearly 100 countries. More information on Cephalon and its products is available at http://www.cephalon.com/.

Additional Information:

Cephalon, Inc. (the "Company"), its directors and certain of its officers may be deemed to be participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by Valeant Pharmaceuticals International, Inc. ("Valeant") to replace the Company's current Board of Directors with nominees of Valeant. The Company plans to file a consent revocation statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of written consent revocations in connection with Valeant's consent solicitation (the "Consent Revocation Statement"). Information regarding the names of the Company's directors and other participants in the solicitation and their respective interests in the Company by security holdings or otherwise is set forth in the Company's proxy statement relating to its 2011 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and the Company's website at http://www.cephalon.com. Additional information regarding the interests of such potential participants will be included in the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the consent solicitation.

Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a form of white consent revocation card to each stockholder entitled to deliver a written consent in connection with the Consent Solicitation. WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement and any other documents filed by the Company with the SEC in connection with the Consent Solicitation at the SEC's website at http://www.sec.gov, at the Company's website at http://www.cephalon.com or by contacting Innisfree M&A Incorporated.

Media:

Cephalon Contacts:

Fritz Bittenbender
O: 1 610 883 5855
C: 1 610 457 7041
fbittenb@cephalon.com

Natalie de Vane
O: 1 610 727 6536
C: 1 610 999 8756
ndevane@cephalon.com

Steve Lipin/Jennifer Lowney
Brunswick Group
O: 1 212 333 3810

Investors:
Cephalon Contacts

Chip Merritt
O: 1 610 738 6376
cmerritt@cephalon.com

Joseph Marczely
O: 1 610 883 5894
jmarczely@cephalon.com

Alan Miller / Scott Winter
Innisfree M&A Incorporated
O: 1 212 750 5833

Strictly Confidential

March 28, 2011

J. Michael Pearson
Chairman and Chief Executive Officer
Valeant Pharmaceuticals International, Inc.
14 Main Street, Suite 140
Madison, New Jersey 07940

Dear Mike:

Thanks for your letter from Friday, describing a new proposal. I have shared your letter with my Board and we are analyzing its implications for Cephalon's shareholders. Your timing was propitious, since my management team was meeting last week to commence our long range planning process and that work will be important to our Board's analysis of your proposals. As you know your Friday letter contains two alternative proposals, adding a new option from your original letter of March 18, and sets a new, shortened deadline of March 29th for a response. This would give us only a single business day for analysis and review with our Board. Obviously, that is not feasible. We will perform a thorough and timely analysis of both your proposals and provide you with our Board's response expeditiously.

In your letter you also raised a concern about our continuing to pursue our business strategy while we are considering your letter. While I respect that we may have very different views of the future of our industry and of the best strategy to address that future, I know you will understand that it is incumbent upon me and my management to continue to follow the strategy agreed with our Board and which we have laid out for our shareholders.

Finally, I want to assure you that I and my Board are very aware of our fiduciary responsibilities and that we will exercise those responsibilities in a way which maximizes value for our shareholders.

In closing, we appreciate your interest in Cephalon and, with input from our financial and legal advisors, will be evaluating both your proposals carefully with our Board to determine whether either presents an opportunity that is in the best interests of our stockholders.

J. Kevin Buchi
Chief Executive Officer
Cephalon, Inc.

Strictly Confidential

March 29, 2011

To: The Valeant Board of Directors
Attention: J. Michael Pearson
Chairman and Chief Executive Officer
Valeant Pharmaceuticals International, Inc.
14 Main Street, Suite 140
Madison, New Jersey 07940

Dear Mike:

I want to correct Valeant's apparent misunderstanding of the process that Cephalon is following in evaluating and responding to Valeant's proposals as outlined in your letter of March 25th.

As I have advised you previously, Cephalon is engaged with our financial advisors in a thorough analysis of both of your proposals and has called a special Board of Directors meeting for the middle of next week so that our Board of Directors can review and consider your proposals in depth and in light of the preliminary results of our annual long range planning process. Indeed our financial advisors reached out to yours this morning - prior to the receipt of today's letter from you - to ask questions with respect to Valeant's "Alternative 2" so that we can better explain that proposal to our Board. We must proceed in a manner that provides the basis for a thorough and complete analysis by our Board and, as a result, cannot allow your schedule to govern that process.

As I'm certain you understand, no determination has been - or can be - made with respect to either of Valeant's proposals until this review has taken place. As I told you yesterday, given that timing, we plan to be in a position to respond to Valeant the middle of next week.

To be clear: if Cephalon's Board of Directors determines that either or both of your proposals should be pursued, we would expect to discuss with you a path forward at that time.

Cephalon's Board of Directors and management are very aware of our fiduciary responsibilities to our shareholders and our actions will be taken in their best interests and always with the goal of maximizing value for them.

Finally, I understand based on your statements to me that if Valeant were to acquire Cephalon, it would employ a different business strategy. However, we are carrying out a strategy that has been carefully planned with our Board of Directors. The recently announced acquisitions to which you refer in your letter are the result of many months of careful planning and negotiation - indeed, the ChemGenex options were executed in October 2010 and were to expire Thursday.

Kind regards,

J. Kevin Buchi
Chief Executive Officer
Cephalon, Inc.

cc: Board of Directors of Cephalon, Inc.

SOURCE: Cephalon, Inc.

Additional Information:

Cephalon, Inc. (the "Company"), its directors and certain of its officers and employees may be deemed to be participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by Valeant Pharmaceuticals International, Inc. ("Valeant") to replace the Company's current Board of Directors with nominees of Valeant. The Company plans to file a consent revocation statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of written consent revocations in connection with Valeant's consent solicitation (the "Consent Revocation Statement"). Information regarding the names of the Company's directors and other participants in the solicitation and their respective interests in the Company by security holdings or otherwise is set forth in the Company's proxy statement relating to its 2011 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and the Company's website at http://www.cephalon.com.  Additional information regarding the interests of such potential participants will be included in the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the consent solicitation.

Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a form of white consent revocation card to each stockholder entitled to deliver a written consent in connection with the consent solicitation.

WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO), THE COMPANY'S  SOLICITATION/RECOMMENDATION STATEMENT REGARDING ANY TENDER OFFER THAT MAY BE COMMENCED BY VALEANT, AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement, the solicitation/recommendation statement and any other documents filed by the Company with the SEC in connection with the consent solicitation or any tender offer at the SEC's website at http://www.sec.gov, at the Company's website at http://www.cephalon.com, or by contacting Innisfree M&A Incorporated at (877) 800-5186 (banks and brokers call collect at (212) 750-5833).